

Mail Stop 3561

June 7, 2017

<u>Via E-mail</u>
David E. Bergman
Chief Financial Officer
Under Armour, Inc.
1020 Hull Street
Baltimore, Maryland 21230

Re: **Under Armour, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-33202

Dear Mr. Bergman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining